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June 9, 2006

                            VIA EDGAR AND FACSIMILE

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Sun Communities, Inc.
         Form 10-K for the year ended December 31, 2005
         Filed March 16, 2006
         File No. 333-72461

Dear Mr. Gordon:

In response to the comment of the Staff of the Commission received by facsimile on May 26, 2006, this letter contains our supplemental response to the comment from the Staff. For convenience of reference, the comment contained in your letter is reprinted below in italics and is followed by our corresponding response.

Form 10-K for the year ended December 31, 2005

2. Rental Property, page F-17

1. Please tell us and in future filings disclose your polices for allocating purchase price to acquired assets and liabilities. Refer to paragraphs 35-39 of SFAS 141. Specifically, address in your disclosure acquired intangible assets, such as in-place leases, and explain to us why it appears you have not identified any in-place leases as acquired intangible assets in accordance with paragraph 39 of SFAS 141.

RESPONSE:

The Company allocates purchase price based upon the fair market value of acquired assets and assumed liabilities considering condition, location, and overall quality of the assets and the rate and duration of the liabilities. Since in-place leases meet the contractual-legal criterion for recognition, the Company allocates an amount to in-place leases related to the acquisition of manufactured housing communities. The Company amortizes in-place leases over 7 years based on the anticipated term of occupancy of a resident.

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Mr. Daniel L. Gordon
June 9, 2006
Page 2


At December 31, 2005, net amount of in-place leases was $1,903,600 comprised of the following acquisitions:

2004 acquisition of three manufactured housing
   communities for $43.0 million                        $1,988,000
2005 acquisition of Tampa property for $7.3 million     $  295,200
                                                        ----------
   Total in-place leases                                $2,283,200
      Less accumulated amortization                     $ (379,600)
                                                        ----------
   In-place leases, net                                 $1,903,600

The amounts assigned to in-place leases are not significant in relation to the total costs of the acquired properties and, therefore, are not subject to the disclosure requirements provided by paragraph 52 of SFAS 141.

In future filings, we also propose the following addition to the Summary of Significant Accounting Policies, Rental Property (1.c.) footnote:

     The Company allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of SFAS No. 141. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals if obtained in connection with the acquisition or financing of the respective property, analysis of recently acquired and existing comparable properties in our portfolio, and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

     Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Useful lives are 30 years for land improvements and buildings, 10 years for rental homes, 7 to 15 years for furniture, fixtures and equipment, and 7 years for intangible assets.

As you requested, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Daniel L. Gordon
June 9, 2006
Page 3


If you have any questions or comments regarding the foregoing, please contact the undersigned at 248-208-2500.

Respectfully yours,


Jeffrey P. Jorissen
Chief Financial Officer
Sun Communities, Inc.

cc: Mr. Eric C. McPhee
    Mr. Arthur Stoffel
    Mrs. Josie Hunwick
    Mr. Paul Lapides
    Mr. Jeffrey Weiss